UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ENER-CORE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29272A206

(CUSIP Number)

April 11, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272A206	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON

Like Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 696,056
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 696,056
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,056
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.39%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Based on 3,785,216 shares of common stock outstanding as of April 11, 2016, as reported by the Issuer to Like Capital Limited.

CUSIP No. 29272A206	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Ener-Core, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Officers: 9400 Toledo Way, Irvine, California, 92618
Item 2(a)	Name of Person Filing: Like Capital Limited
Item 2(b)	Address of Principal Office or, if none, Residence: The address for the principal business office of Like Capital Limited is: New World Tower 1, 23rd Floor, 18 Queens Road Central, Hong Kong.
Item 2(c)	Citizenship: Like Capital Limited is a Hong Kong private company limited by shares.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e)	CUSIP No.: 29272A206
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 29272A206	13G	Page 4 of 5 Pages

Item 4	Ownership:

(a) Amount beneficially owned:
696,056 shares of Common Stock

(b) Percent of class:
18.39%(1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:
696,056 shares of Common Stock

(ii) Shared power to vote or to direct the vote:
0 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:
696,056 shares of Common Stock

(iv) Shared power to dispose of or direct the disposition of:
0 shares of Common Stock

(1)	Based on 3,785,216 shares of common stock outstanding as of April 11, 2016, as reported by the Issuer to Like Capital Limited.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10	Certifications: Not applicable.

CUSIP No. 29272A206	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2016

LIKE CAPITAL LIMITED

By:	/s/ Ma Chi Wing Wendy
Name: Ma Chi Wing Wendy Title: Sole Director